Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED

2008 MAY -7 P 1:19 Date: 01 May 2008

Office of International Corporate Finance OFFICE OF INTERNATIONAL CORPORATE FINANCE
Division of Corporation Finance
U.S. Securities and Exchange Co[redacted]
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

08002375

082-34955

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
MAY 12 2008
THOMSON REUTERS

5/8

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Change in Shareholders Register*	*07/04/08*	*1*
2.	*Grant of Rights to Purchase Shares*	*07/04/08*	*2*
3.	*Grant of Rights to Purchase Shares*	*07/04/08*	*3*
4.	*Ceased being and Interested Party*	*07/04/08*	*4*
5.	*Change in Corporation Securities*	*07/04/08*	*5*
6.	*Holding(s) in Company*	*07/04/08*	*6*
7.	*Immediate Report*	*10/04/08*	*7*
8.	*Holding(s) in Company*	*13/04/08*	*8*
9.	*Immediate Report*	*17/04/08*	*9*
10.	*Immediate Report*	*21/04/08*	*10*
11.	*Holding(s) in Company*	*21/04/08*	*11*
12.	*Change in Corporation Securities*	*30/04/08*	*12*
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 1
082-34955

Transmission date: 07/04/2008
Reference: 2008-01-102360

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders
Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on *07/04/2008* a change occurred in the register of shareholders of the Corporation, as a result of

Private Placement

1	
Name of the registered shareholder with respect to whom the change has occurred:	York Global Finance II S.à r.l *a société à responsabilité limitée*
Category of Identity Number:	*Registrar number in country of incorporation overseas*
Identity Number :	*B120097*
Details of the Change:	*Increase in the amount of shares as the result of a Private Placement*

Up-to-date list of the registered shareholders as on the date of the report is as follows:
- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ____________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: listofshareholders_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter: *07/04/2008 09:00 a.m.*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 7 April 2003

List of Shareholders of Bank Hapoalim B.M		Amount of shares
Nominee Company of Bank Hapoalim B.M.		924,524,815
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.		255,354,390
	Total	255,354,390
B. Free Shares		
Arison Holdings (1998) Ltd.		7,376,918
Israel Salt Industries Ltd.		75,664,441
	Total	83,041,359
York Global Finance II S.à r.l		52,500,000
Savion Tal		35,800
Tzitzian Avraham		31,680
Don Maxwell		2,450
Vardi Rachel		780
Agmon Eliyahu		700
Barkner Albert		603
Kikov Esther		568
Levi Victoria		544
Mindel Shira Milka		122
Geva Ariyeh		100
Pentzer Nathan		75
Zachs Eran		40
Newman David		10
Yehuda Bar Lev		10
Aaron Elias		10
Kelev Victoria		5
AMM G. Investments & Financials Ltd.		2
Livnat Raz		1
Zektzer Ram		1
Kramer Moshe		1
Erez Tal		1
Feldman Avi		1
		1,315,494,068

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2
082-34955

Transmission date: 07/04/2008
Reference: 2008-01-102432

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)
Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *April 7, 2008* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *3750000*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares of NIS 1.- n.v.*
Stock Exchange Number of the Share Resulting from Realization of the Security: *662577*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *3750000*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 82,500,000 assuming cash-realization*
Period During Which Securities May Be Realized: *March 31, 2010*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *March 27, 2008* and the reference number thereof is *2008-01-086568.*

082-24955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/04/2008
Reference: 2008-01-102438

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *April 7, 2008* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *3750000*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities:
Ordinary Shares of NIS 1.- n.v.
Stock Exchange Number of the Share Resulting from Realization of the Security: *662577*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *3750000*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 71,250,000 assuming cash-realization*
Period During Which Securities May Be Realized: *March 31, 2009*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *March 27, 2008* and the reference number thereof is *2008-01-086568.*

082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/04/2008
Reference: 2008-01-102456

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Lazard Asset Management LLC*
   Category of Identity Number: *Registrar number in country of incorporation overseas*
   Identity Number: *050530199*
   Citizenship/Country of Incorporation or Registration:
   Incorporated abroad
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: 30 *Rockefeller*
   New York, NY 10112
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction:
      Bank Hapoalim Ordinary Shares.
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *April 7, 2008*
   d. Nature of the Transaction: *Decrease – Other*
      Dilution due to increase in capital, because of a Private Placement
   e. Quantity of Securities Pertaining to the Transaction: *63,608,757*
   f. Price at which the Transaction Was Executed:
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*63,608,757*	*No*	*4.84*	*4.84*	*4.74*	*4.74*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares, which were purchased before the Companies Law, 5759-1999 took effect, and shares, which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:

5. The date and time when the corporation first learned of the occurrence or the subject matter: *April 7, 2008* at *09:00 a.m.*

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

082-34955

Transmission date: 07/04/2008
Reference: 2008-01-102459

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○
- ● From 01/04/2008 until 07/04/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options / Private Placement

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
04/04/2008	*Other Realization of Employees Options, not including expiries*	*Ordinary Share BNHP*	*662577*	*27,821*	*Yes*
07/04/2008	*Private Placement*	*Ordinary Share BNHP*	*662577*	*52,500,000*	*No*
07/04/2008	*Private Placement*	*Poalim Options 3/08 "A"*	*6620318*	*3,750,000*	*No*
07/04/2008	*Private Placement*	*Poalim Options 3/08 "B"*	*6620322*	*3,750,000*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,262,966,247	1,315,494,068

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004 **	*Option*		*1,626,458*	*1,598,637*	*No*
6620231	*Employees Options 2005*	*Option*		*3,903,143*	*3,903,143*	*No*
6620249	*Employees Options 2006*	*Option*		*3,970,946*	*3,970,946*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*44,165*	*44,165*	*No*
6620264	*Employees Options 2007*	*Option*		*4,052,348*	*4,052,348*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*64,601*	*64,601*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*104,074*	*104,074*	*No*
6620298	*Employees Options 2008*	*Option*		*4,157,067*	*4,157,067*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook <u>*List_isa.pdf*</u>

* *Including expiries and realizations*

Note for Section 2(a) – the consideration for the allotted shares in the Private Placement, was paid to the company

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 7 April 2008

List of Shareholders of Bank Hapoalim B.M		Amount of shares
Nominee Company of Bank Hapoalim B.M.		924,524,815
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.		255,354,390
	Total	255,354,390
B. Free Shares		
Arison Holdings (1998) Ltd.		7,376,918
Israel Salt Industries Ltd.		75,664,441
	Total	83,041,359
York Global Finance II S.à r.l		52,500,000
Savion Tal		35,800
Tzitzian Avraham		31,680
Don Maxwell		2,450
Vardi Rachel		780
Agmon Eliyahu		700
Barkner Albert		603
Kikov Esther		568
Levi Victoria		544
Mindel Shira Milka		122
Geva Ariyeh		100
Pentzer Nathan		75
Zachs Eran		40
Newman David		10
Yehuda Bar Lev		10
Aaron Elias		10
Kelev Victoria		5
AMM G. Investments & Financials Ltd.		2
Livnat Raz		1
Zektzer Ram		1
Kramer Moshe		1
Erez Tal		1
Feldman Avi		1
		1,315,494,068

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 07/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 07/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 07/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**1,598,637**
Total Capital	**1,598,637**

List of Holders of Employees Options 2005 6620231

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,903,143
Total Capital	3,903,143

List of Holders of Employees Options 2006 6620249

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,970,946**
Total Capital	**3,970,946**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**44,165**
Total Capital	**44,165**

List of Holders of Employees Options 2007 6620264

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,052,348
Total Capital	4,052,348

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**64,601**
Total Capital	**64,601**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**104,074**
Total Capital	**104,074**

List of Holders of Employees Options 2008 6620298

As of date : 07/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,157,067**
Total Capital	**4,157,067**

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 07/04/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 07/04/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange 082-34955

Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/04/2008
Reference: 2008-01-102480

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *07/04/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,842,236	7.21	7.21	7.07	7.07

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 94,842,236
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 68,499,910 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoal m Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 10/04/2008
Our reference: 802/08

Schedule 7
082-34955

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Further to the immediate report of Bank Hapoalim B.M. (hereinafter: "the Bank") of 27th March, 2007 (Reference No. 347486-01-2007), of 13th November, 2007 (Reference No. 442255-01-2007), of 4th March, 2008 (Reference No.063036-01-2008) and of 3rd April, 2008 (Reference No. 099237-01-2008), the Bank respectfully advises that on 10th April, 2008 (at 10:45 a.m.) the Bank was informed by Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: "Isracard" and "Europay", respectively), subsidiary companies of the Bank, that the negotiations for the signing of a new agreement between Bank Mizrahi- Tefahot Ltd. (hereinafter: "Bank Mizrahi") and Isracard and Europay, according to which the parties intended to replace the existing accords between them, with a new agreement (for a period of 10 years) the purpose of which was, inter alia, the issue of "Mizrahi-Tefahot" branded credit cards through Isracard alone and the implementation of operational arrangements and the servicing by Isracard of the debit cards issued by Isracard and distributed by Bank Mizrahi to its customers, did not culminate in a binding agreement.

As a result of an agreement not being signed between the parties, the existing accords between the parties will continue to apply for a period of 10 years commencing on 12th November, 2007, and Bank Mizrahi is left with 1.8% of the shares of Isracard and Europay which were allotted to it on 19th December, 2007.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Eldad Kahana	**Yoram Weissbrem**
Head of Central Legal Counselling Division	Secretary of the Bank

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 13/04/2008
Reference: 2008-01-107442

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *11/04/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	89,886,908	6.83	6.83	6.70	6.70

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 94,842,236
Change in Quantity of Securities: *-4,955,328*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 63,236,110 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED
2008 MAY -7 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: April 17, 2008
Reference: 802/08

Schedule 9
082-34955

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter "the Bank") advises, further to what was reported in the Annual Report for the year 2007 in connection with the activity of the Bank group in asset-backed securities (pp. 130-139 of the Report), as follows:

1. Over the last month, the decline continued in the value of mortgage – backed securities ("MBS") and other asset- backed securities on the capital markets in the United States and London. According to information now held by the Bank, the market value of its overall investment in MBS traded in the United States, as at 31st March, 2008, declined by an additional amount of about 209 million US Dollars and in all by about 709 million US Dollars. At the same time, an additional decline of about 15 million US Dollars occurred in the MBS portfolio in London and in all by about 25 million US Dollars. The total cumulative decline in the market value the Bank's investments in MBS stands, therefore, at about 734 million US Dollars. As for the classification of the decline in value as reported above, see Clause 6 below.

   Nevertheless, the Bank estimates that these declines in value do not reflect the real economic value of the portfolio, assuming it continues to be held to maturity over a long term.

2. As At 31st March, 2008, no material changes in the rating of the MBS have occurred since the most recent report of the Bank, as detailed in the Annual Report as at 31st December, 2007. The rating of one security, which is insured by the insurance company MBIA for an amount of 10 million US Dollars and rated by Fitch was lowered from AAA to AA. It is noted that additional securities amounting to 44 million US Dollars, which are also insured by the same company, but rated by S&P, have kept their AAA rating. This decline is in addition to the decline reported by the Bank in the past of securities amounting to 60 million US Dollars the rating of which was lowered from AAA to A.

   MBS rated AAA amounting to about 119 million US Dollars have been placed on negative watch lists by international rating agencies, in addition to MBS amounting to about 302 million US Dollars which had previously been placed on negative watch lists.

3. Following a decline in the asset value of instruments held by the Bank issued by Structured Investment Vehicles (SIV), the Bank estimates that it will record an impairment of an other-than-temporary nature amounting to about 26 million US Dollars in respect of the balance of its holdings of these instruments and this will be charged to the statement of profit and loss. In addition, a decline in value has occurred of a none-other-than-temporary nature amounting to about 1 million US Dollars which will be charged to shareholders' equity.

4. An additional decline has occurred of about 23 million US Dollars in the Bank's holdings of CDO in the United States and the UK. As for the classification of the above decline, see Clause 6 below.

   An additional decline has occurred of about 17 million US Dollars in the Bank's investments in unfunded CDO transactions and this decline will be charged to the statement of profit and loss of the Bank.

5. According to a directive received by the Bank today, 17th April, 2008, from the Supervisor of Banks, the Bank is required to weight its MBS holdings of the types: ALT A, ALT B and CMBS for the purpose of calculating the ratio of capital to the risk assets of the Bank, to twice their value in the books of the Bank.

   The effect of the directive on the ratio of the Bank's capital to risk assets is about 0.35%.

6. The US capital market continues to suffer from great instability and the Bank expects that the volatility in the prices of the asset-backed financial instruments held by it will continue.

   As reported by the Bank in the past, its decision regarding the classification of the decline in value of securities of the types referred to in this immediate report, including MBS, CDO and SIV is taken in accordance with generally accepted accounting principles, including directives of the Supervisor of Banks. In view of the continued decline in the market value of securities of these types in the US and the UK, the Bank continues to maintain an accounting examination on this subject, and its decision regarding the classification of the decline will be taken ahead of the approval of the financial statements for the first quarter of 2008, according to the results of the specific examination of each and every security of these types.

7. Please note that this report contains forward-looking information. It may be that the developments which actually take place may lead to a different result from the one now expected, including global economic developments, changes in the conditions of the capital markets and the housing market in the United States, regulatory provisions and decisions that may be taken at the Bank in connection with the holding of assets of the type referred to in this report.

Yours faithfully,

Bank Hapoalim B.M.

(-)

Barry Ben-Zeev
Senior Deputy Managing Director
Chief Financial Officer

(-)

Mario Szuszan
Senior Deputy Managing Director
Head of Global Treasury

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: April 21, 2008
Reference: 802/08

Schedule 10
082-34955

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter - "the Bank"), hereby announces that on 18th April, 2008, at about noon, it was informed by the competent authority in Turkey of the completion of the process of increasing the Bank's share in the subsidiary company Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi. In this way, the Bank acquired a further installment of 7.45% of the means of control of Bank Pozitif at a price based on the equity of Bank Pozitif as at 31st March, 2008. The acquisition was effected by way of allotment of shares, for a sum in Turkish Lira equivalent to about 64 million US Dollars. The Bank's investment was made through Tarshish Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary company of the Bank, which prior to the increase in capital held 57.55% of the means of control of Bank Pozitif. After the allotment, the share of the Bank in Bank Pozitif stands at 65%, and the balance of the holdings therein is in the hands of the other shareholders, C.Faktoring Anonim Sirketi.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/04/2008
Reference: 2008-01-114696

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *18/04/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	89,533,208	6.81	6.81	6.68	6.68

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 89,886,908
Change in Quantity of Securities: *-353,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 62,887,810 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

082-34953

RECEIVED

2008 MAY -7 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 30/04/2008
Reference: 2008-01-120852

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that

- ○
- ● From 07/04/2008 until 28/04/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization of Employees Options / Withdrawal of Certificate

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
28/04/2008	*Withdrawal of Certificate*	*Ordinary Share BNHP*	*662577*	*70,000*	*Yes*
25/04/2008	*Other Realization of Employees Options, not including expiries*	*Ordinary Share BNHP*	*662577*	*39,946*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,315,494,068	1,315,534,014

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004*	*Option*		*1,598,637*	*1,558,691*	*No*
6620231	*Employees Options 2005*	*Option*		*3,903,143*	*3,903,143*	*No*
6620249	*Employees Options 2006*	*Option*		*3,970,946*	*3,970,946*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*44,165*	*44,165*	*No*
6620264	*Employees Options 2007*	*Option*		*4,052,348*	*4,052,348*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*64,601*	*64,601*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*104,074*	*104,074*	*No*
6620298	*Employees Options 2008*	*Option*		*4,157,067*	*4,157,067*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook
Book_300408_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 28 April 2008

List of Shareholders of Bank Hapoalim B.M		Amount of shares
Nominee Company of Bank Hapoalim B.M.		924,494,761
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.		255,354,390
	Total	255,354,390
B. Free Shares		
Arison Holdings (1998) Ltd.		7,376,918
Israel Salt Industries Ltd.		75,664,441
	Total	83,041,359
York Global Finance II S.à r.l		52,500,000
Yaacov Diamant		70,000
Savion Tal		35,800
Tzitzian Avraham		31,680
Don Maxwell		2,450
Vardi Rachel		780
Agmon Eliyahu		700
Barkner Albert		603
Kikov Esther		568
Levi Victoria		544
Mindel Shira Milka		122
Geva Ariyeh		100
Pentzer Nathan		75
Zachs Eran		40
Newman David		10
Yehuda Bar Lev		10
Aaron Elias		10
Kelev Victoria		5
AMM G. Investments & Financials Ltd.		2
Livnat Raz		1
Zektzer Ram		1
Kramer Moshe		1
Erez Tal		1
Feldman Avi		1
		1,315,534,014

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 28/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 28/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 28/04/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	1,558,691
Total Capital	1,558,691

List of Holders of Employees Options 2005 6620231

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,903,143**
Total Capital	**3,903,143**

List of Holders of Employees Options 2006 6620249

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,970,946
Total Capital	3,970,946

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**44,165**
Total Capital	**44,165**

List of Holders of Employees Options 2007 6620264

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,052,348**
Total Capital	**4,052,348**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	64,601
Total Capital	64,601

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	104,074
Total Capital	104,074

List of Holders of Employees Options 2008 6620298

As of date : 28/04/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,157,067**
Total Capital	**4,157,067**

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 28/04/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 28/04/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

END